Exhibit 6

December 18, 2018

Via E-Mail and Next Day Courier

Mitchell E. Fadel

Chief Executive Officer

Rent-A-Center, Inc.

5501 Headquarters Drive, 3rd Floor

Plano, Texas 75024

Re:	Agreement and Plan of Merger by and among Vintage Rodeo Parent, LLC, Vintage Rodeo Acquisition, Inc., and Rent-A-Center, Inc., dated as of June 17, 2018

Dear Mr. Fadel:

I write in response to your letter dated December 18, 2018, purporting to terminate the Agreement and Plan of Merger by and among Vintage Rodeo Parent, LLC (“Parent”), Vintage Rodeo Acquisition, Inc. and Rent-A-Center, Inc. (“Rent-A-Center”), dated as of June 17, 2018 (the “Merger Agreement”). Rent-A-Center’s purported termination of the Merger Agreement comes as a complete shock to Parent and, for the reasons that follow, is invalid. Rent-A-Center remains obligated to continue to use “commercially reasonable efforts” to obtain all necessary Governmental Approvals (as defined in the Merger Agreement) and to “undertake any and all actions required to complete lawfully the Merger and the other transactions contemplated” by the Merger Agreement “as soon as practicable.”

As you know, the parties to the Merger Agreement have been working together for some time to obtain all necessary Governmental Approvals. As recently as the night of December 17, 2018—just hours before Rent-A-Center sent its purported termination notice—Rent-A-Center’s attorneys at Winston & Strawn LLP and Arnold & Porter LLP, and Rent-A-Center’s Board Counsel at Sullivan & Cromwell LLP, were communicating about the nature and timing of future regulatory submissions in support of the parties’ mutual efforts to obtain the necessary Governmental Approvals. The parties’ attorneys also were involved in ongoing discussions, including as recently as December 17, 2018, directly with U.S. Federal Trade Commission (the “FTC”) regarding its approval of the Merger (as defined in the Merger Agreement).

Most significantly, and as Rent-A-Center is fully aware, Rent-A-Center and Parent are parties to a written timing agreement with the FTC that contemplates that the approval process will extend into January 2019. In the timing agreement, Rent-A-Center and Parent expressly agreed that the earliest possible date that the Merger could close is 45 days after the parties to the Merger Agreement certified substantial compliance with the Second Requests (as defined in the timing agreement)—which has not happened yet and which the parties indicated in the letter would not happen before November 15, 2018, and only (1) after the parties’ provide five calendar days’ advance notice of such certification, and (2) after the parties have requested a meet and confer with the FTC, neither of which has yet occurred. Thus, the parties expressly agreed that the closing would not occur before End Date (as defined in the Merger Agreement). As a result, it is baffling that Rent-A-Center could claim that it was not on notice of the mutual intent of Rent-A-Center and Parent—in a written agreement with the FTC—of the parties’ intent to extend the End Date consistent with the Merger Agreement.

Mitchell E. Fadel

December 18, 2018

The timing agreement, along with the numerous communications between the parties (and their respective attorneys), clearly demonstrates that the parties intended that the Merger Agreement would not expire on December 17, 2018, but rather that closing would take place some time after all Governmental Approvals were obtained in early 2019. Rent-A-Center and its attorneys never gave any indication that they intended to provide a notice to terminate the Merger Agreement, and Parent had no reason to believe that the parties would not continue working toward obtaining Governmental Approvals and ultimately closing the Merger “as soon as practicable,” even if after December 17, 2018.

Indeed, the parties’ clear intent to extend the End Date is also reflected in several public disclosures issued by Rent-A-Center stating that the Merger would not close until the first quarter of 2019 or until after the FTC approved the Merger. For example, Rent-A-Center issued a press release on September 13, 2018, providing an update on the FTC approval process and stating that “[t]he parties intend to complete the Merger as soon as practicable following receipt of regulatory clearance from the FTC” and that “[Rent-A-Center] and Vintage Capital currently expect the Merger to close during the first quarter of 2019.” More recently, Rent-A-Center issued a press release on November 5, 2018 reporting on its third quarter 2018 results and provided a further update on the FTC approval process. There, Rent-A-Center stated that “[t]he parties intend to complete the Vintage Merger as soon as practicable following receipt of regulatory clearance from the FTC and the satisfaction or waiver of other customary closing conditions” and that “[Rent-A-Center] currently expects the Vintage Merger, which is not subject to a financing condition, to close during the first quarter of 2019.” (Emphasis added) The addition of language specifically referencing the potential waiver of closing conditions suggests that the parties not only understood that the Merger would not close by December 17, 2018, but also that the End Date would be extended until at least March 17, 2019, as contemplated by Section 8.01(b)(i) of the Merger Agreement.

For these reasons, Rent-A-Center cannot possibly purport to have validly terminated the Merger Agreement on December 18, 2018. In addition to the above points, Rent-A-Center is equitably estopped from purporting to terminate as a result of its conduct both in its interactions with Parent and regulators and in its public disclosures, which led Parent to believe that the parties were extending, and had extended, the End Date and would continue to work toward a prompt closing. Indeed, the above communications and conduct are more than sufficient evidence that the End Date was extended by the parties’ agreement and course of conduct and Rent-A-Center has waived, by its conduct and representations described above, any purported right to terminate based on any alleged failure of the parties to obtain the necessary Governmental Approvals by the End Date. In any event, for the avoidance of doubt, you not only have been but also now are on notice of Parent’s intent to extend the End Date pursuant to Section 8.01 of the Merger Agreement.

Mitchell E. Fadel

December 18, 2018

Moreover, to the extent that it is in breach of the Merger Agreement, Rent-A-Center is prohibited from utilizing the termination provisions in the Merger Agreement. Rent-A-Center’s termination notice and actions in the past 24 hours, all of which appear to have been staged in anticipation of getting past the End Date, suggest that it has anticipatorily breached the Merger Agreement by failing to use its commercially reasonable efforts to obtain FTC and other necessary approvals and close the Merger promptly. In addition, Parent believes that there have been numerous other breaches of the Merger Agreement by Rent-A-Center, although Parent has remained focused on consummating the deal.

Parent stands ready and willing to deliver a value-maximizing transaction to all of Rent-A-Center’s stockholders, who already have voted to approve the Merger. Parent intends to pursue all available remedies under the Merger Agreement and Delaware law, including, but not limited to, seeking to specifically enforce the Merger Agreement and/or enjoin Rent-A-Center from engaging in further breaches should Rent-A-Center fail to comply with its obligations under the Merger Agreement.

We urge Rent-A-Center to immediately return to the work of planning for a successful Merger for the benefit of Rent-A-Center’s stockholders, employees, customers and communities.

Sincerely,

Vintage Capital Management, LLC

/s/ Brian R. Kahn
Brian R. Kahn
Managing Member

cc:	Christopher A. Korst (by E-mail and next day courier)

Thomas W. Hughes (by E-mail)

Todd J. Thorson (by E-mail)

Allison S. Ressler (by E-mail)

Brian R. Kahn (by E-mail)

Bradley L. Finkelstein (by E-mail)

Douglas K. Schnell (by E-mail)